SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A
                                 AMENDMENT NO. 2


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             Small Business Issuers
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934


                             SENTRY ACCOUNTING, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its Charter)


        Florida                                             59-3391244
        -------                                             ----------
(State or other jurisdiction of                           (IRS Employer
 incorporation or organization)                        Identification Number)

321 N. Kentucky Ave., Suite 1, Lakeland, FL                   33801_
-------------------------------------------          ---------------


                                 (941) 683-5523
                            -------------------------
                           (Issuer's Telephone Number)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to                          Name of each exchange on which
be registered:                                  each class is to be registered:

      N/A                                                  N/A
-----------------------                         --------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------

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
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                Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

     The following securities were sold in reliance upon Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. The company kept 100% of the proceeds from the sale of securities and no underwriters were used and no commissions or discounts were paid.


PURCHASE                 NO. OF
DATE          TITLE      SHARES  SHARES ISSUED TO             CONSID.       AMOUNT
----          -----      ------  ----------------             -------       ------
10/28/98      Common     93,500  Stacy L. Bagley              Cash          $2,875
10/28/98      Common     94,000  Harold C. Bray               Cash           2,925
11/10/98      Common      1,000  Raymond J. Carapella         Cash             100
11/05/98      Common        500  Eugene Cassidy               Cash              50
11/10/98      Common        500  David Covey                  Cash              50
11/05/98      Common      1,000  Sharon Coykendall            Cash             100
11/02/98      Common      1,000  Joy B. Day                   Cash             100
11/09/98      Common      2,000  Jerry Diamond                Cash             200
11/05/98      Common        500  Richard J. Diamond           Cash              50
11/09/98      Common        500  Edward Forsythe              Cash              50
11/05/98      Common        500  James Garland                Cash              50
11/05/98      Common      1,000  Richard T. Grimes            Cash             100
11/05/98      Common      1,000  Allen Hardy                  Cash             100
11/09/98      Common      1,000  Ricky A. Howe                Cash             100
11/09/98      Common      1,000  Kathleen Lewis               Cash             100
11/05/98      Common      1,000  James Mastropietro           Cash             100
10/16/98      Common     85,000  Melan Properties, Inc.       Cash           2,550
10/16/98      Common    120,000  Progressive Ventures         Services       3,600
11/09/98      Common      1,500  Mario Scarpa                 Cash             150
11/05/98      Common        500  Nancy Schwartz               Cash              50
10/23/98      Common     80,000  Janet Tucker                 Cash           3,100
11/09/98      Common        500  Betty Verplanck              Cash              50
11/09/98      Common      1,000  William J. Hoge, Jr.         Cash             100
11/09/98      Common      1,500  Terry N. Williams            Cash             150


     Mr. Mastropietro was issued 1,000 restricted common shares of the company in April 1996 as founder shares which he purchased for $100. TBC Investments, Inc. purchased 2,000,000 restricted common shares of the company in October 1998 as control shares for $200.

     Sentry Accounting, Inc. had two offerings under Rule 504, as noted in the table above; the first offering was from October 16, 1998 through October 28, 1998 for $10,200 at $.03 per share and the second offering was from November 2, 1998 to November 10, 1998 for $5,000 at $.10 per share. All shares available under the first offering were sold for a total of $10,200; however, only $3,000 was raised under the second offering for an aggregate of $13,200. The company inadvertently failed to file a Form D on its first offering and filed a single Form D after the second offering which included all funds raised under both offerings. All investors were provided an investment package that included a

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detailed subscription  agreement detailing the company's business plan and other
corporate   information,   a  purchaser   questionnaire  and  current  financial
statements. All investors were encouraged to speak directly with the company's officers to answer any questions or to ask to inspect any other corporate documents.

     Progressive Ventures International, Inc. received a total of 120,000 shares of the company's common stock issued pursuant to Rule 504 in exchange for services rendered under a consulting agreement dated October 15, 1998. To assist the company in accomplishing its goals, Progressive provided specific services including writing the business plan and research and development of the marketing and advertising goals of the company. The consulting agreement called for a fee of $4,600; $1,000 of which was paid in cash and $3,600 which was paid by the issuance of the company's common stock at $.03 per share for a total of 120,000 shares.

     The principals of the two business entities listed in the above table are as follows: C. R. Kenner is President, Secretary and sole director of Melan Properties, Inc. and Richard J. Diamond is President, Secretary and sole director of Progressive Ventures International, Inc.






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                                 SIGNATURE PAGE
                                 --------------


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SENTRY ACCOUNTING, INC.


Date:    May 18, 1999                       By: /s/ Teresa B. Crowley
       -------------------                      --------------------------------
                                                Teresa B. Crowley, President